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SEC Mail Processing
SEP 06 2018
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-38388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scully Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1730 M St. NW, Suite 204
(No. and Street)

Washington, DC (City) (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry J. Scully 202-775-1415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaiser Scherer & Schlegel, PLLC
(Name – *if individual, state last, first, middle name*)

1410 Spring Hill Road, Suite 400 (Address) McLean (City) VA (State) 20036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, Larry J. Scully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scully Capital Securities Corporation, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(o) Statement of Cash Flows
(n) Notes to the Financial Statements

MAYA L. HARRIS NOTARY PUBLIC MY COMMISSION EXPIRES 10/14/2019 DISTRICT OF COLUMBIA

District of Columbia: SS
Subscribed and Sworn to before me
this 21st day of August, 2018
[signature]
Notary Public, D.C.
My commission expires 10/14/2019

Scully Capital Securities Corporation

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Schedule as of June 30, 2018

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Scully Capital Securities Corporation**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scully Capital Securities Corporation (the "Company") as of June 30, 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes and Schedule 1: Computation of Net Capital Under Rule 15c3-1 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule 1: Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule 1: Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaiser Scherer & Schlegel, PLLC

We have served as the Company's auditor since 2014.
McLean, Virginia
August 22, 2018

Scully Capital Securities Corporation

Statement of Financial Condition

June 30,		2018
Assets		
Current assets		
Cash	$	91,328
Accounts receivable, net of allowance for doubtful accounts of $211,000		196,139
Prepaid expenses		770
Total current assets		288,237
Computer equipment, net of accumulated depreciation of $814		1,244
Total assets	$	289,481
Liabilities and Stockholders' Equity		
Current liabilities		
Current Taxes Payable	$	224
Deferred tax liability, net		53,185
Total liabilities		53,409
Stockholders' Equity		
Common stock, $.001 par value; 10,662 shares authorized, issued and outstanding		11
Additional paid in capital		144,796
Retained earnings		91,265
Total stockholders' equity		236,072
Total liabilities and stockholders' equity	$	289,481

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Operations

Year ended June 30,		2018
Contract revenue	$	565,286
Operating expenses		
Professional fees		35,783
Dues and licenses		2,954
Regulatory fees		8,135
Office expenses		399,414
Depreciation		514
Total operating expenses		446,800
Income before income taxes		118,486
Income tax expense		
Current		(250)
Deferred		(39,069)
Net income	$	79,167

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, June 30, 2017	$ 10	$124,797	$ 12,098	$ 136,905
Issuance of stock	1	19,999	-	20,000
Net income	-	-	79,167	79,167
Balance, June 30, 2018	$ 11	$144,796	$ 91,265	$ 236,072

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Cash Flows

Year ended June 30,	2018
Cash flows from operating activities	
Net income	$ 79,167
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	514
Change in:	
Accounts receivable	(86,030)
Prepaid expenses	256
Accounts payable and accrued expenses	(3,109)
Deferred tax liability	39,069
Net cash provided by operating activities	29,867
Cash flows from financing activities	
Proceeds from sale of stock	20,000
Net cash provided by financing activities	20,000
Net increase in cash	49,867
Cash at beginning of year	41,461
Cash at end of year	$ 91,328

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company's business also includes the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is regulated by the Financial Industry Regulatory Authority (FINRA).

The Company does not act as a clearing broker nor does it hold securities for the accounts of others.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") applied on a consistent basis with that of the preceding period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. At June 30, 2018, the Company has no cash equivalents.

Accounts Receivable

Accounts receivable represent contractual amounts due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Customer accounts are periodically reviewed for collectability, and those accounts that are considered not collectible are charged off against the allowance for doubtful accounts.

Concentrations

The Company maintains its cash in a checking account which is federally insured. There were no amounts in excess of federally-insured limits as of June 30, 2018. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Concentrations (continued)

As of June 30, 2018, amounts due from three customers approximated $312,806, or approximately 77%, of total accounts receivable as of June 30, 2018. The balance due from one of the customers as of June 30, 2018 has been fully reserved. There was no income recognized from this customer for the year ended June 30, 2018. The Company had two customers during the year ended June 30, 2018, which represented approximately 76% of contract revenue.

Computer Equipment and Depreciation

Computer equipment is carried at cost. Depreciation of computer equipment is provided using the straight-line method over an estimated useful life of 5 years.

Revenue Recognition

The Company generally charges customers a monthly fixed fee for services which are recognized monthly. In addition, the Company charges "success fees" which are earned and billed upon completion of customer transactions. The monthly fees and success fees are pursuant to customer contracts.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable, prepaid expenses and depreciation. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance, is recognized, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Tax positions must meet recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2018. Interest and penalties, if any, are reflected in income tax expense in the accompanying statements of income. Fiscal years ending on or after June 30, 2015 remain subject to examination by federal and state tax authorities.

2. Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review

Management has evaluated subsequent events through August 22, 2018, the date the financial statements were available to be issued.

3. Related Party Transactions

A company owned by one of the stockholders of the Company provided certain operating services to the Company, pursuant to the Intercompany Expense Reimbursement Agreement. The operating expenses, which include payroll, benefits, and various office and overhead expenses, are allocated to the Company monthly, based upon the number of hours the related party company employees work for the Company divided by the total hours worked. During the year ended June 30, 2018, $378,711 of operating expenses were allocated to the Company, which are included in office expenses on the statement of operations.

4. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. The Company must notify FINRA if net capital goes below $6,000. On June 30, 2018, the Company had net capital (as computed in accordance with Rule 15c3-1) of $37,919 and the ratio of aggregate indebtedness to net capital was .01 to 1.

4. Net Capital Requirements (continued)

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission ("SEC"). In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the SEC.

The Company does not conduct a retail broker or dealer business and does not maintain possession or control of securities for customers. Therefore, the Company claims an exemption from the requirements of SEC Rule 15c3-3.

5. Income Taxes

For the year ended June 30, 2018, the Company's provision for income taxes consists of the following:

Current:		
District of Columbia income taxes	$	250
Deferred:		
Federal income tax asset		27,348
District of Columbia income tax asset		11,721
		59,068
Total provision for income taxes	$	39,319

As of June 30, 2018, deferred income taxes consists of the following:

Deferred tax assets:		
Current taxes payable	$	67
Net operating loss and contribution carryforwards		6,083
		6,150
Deferred tax liabilities:		
Accounts receivable		(58,842)
Prepaid expenses		(231)
Depreciation		(262)
		(59,335)
Net deferred tax liability	$	(53,185)

6. Lease

Beginning July 1, 2015, the Company entered into a sublease with its former parent company for office space through May of 2020. This lease may be terminated by either party with sixty days written notice.

7. Corporate Recapitalization

On October 23, 2017, the Company increased the number of shares authorized to be issued from 10,000 to 10,662 and then, issued the additional 662 shares to a current shareholder for $20,000.

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Under Rule 15c3-1

		June 30, 2018
Stockholders' equity from statement of financial condition		$ 236,072
Deduction for nonallowable assets:		
Prepaid expenses	(770)	
Accounts receivable	(196,139)	
Computer equipment	(1,244)	(198,153)
Net capital		**$ 37,919**
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Net capital in excess of minimum requirements		$ 32,919
Amounts included in total liabilities which represent aggregate indebtedness		$ 224
Ratio of aggregate indebtedness to net capital		.01 to 1

NOTES

A. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, there is no requirement to include a Computation for the Determination of Reserve Requirements and claims an exemption from this requirement based on section (k)(2)(i) of Rule 15c3-3.

B. The following is a reconciliation of the preceding computation of net capital to the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2018:

Net capital per the preceding schedule	$ 37,919
Adjustments to accounts after filing unaudited Form X-17A-5:	
Increase in deferred tax liability (excluded from aggregate indebtedness)	39,069
Increase in current taxes payable	224
Net capital per unaudited Form X-17-5	$ 77,212

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Scully Capital Securities Corporation**

We have reviewed management's statements, included in the Scully Capital Securities Corporation's Exemption Report, in which (1) Scully Capital Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Scully Capital Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Scully Capital Securities Corporation stated that Scully Capital Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Scully Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaiser Scherer & Schlegel, PLLC

McLean, Virginia
August 22, 2018

SCULLY CAPITAL

Scully Capital Securities Corporation
1730 M Street N.W.
Suite 204
Washington, DC 20036

Tel: 202.775.3434
Fax: 202.775.6049

Member FINRA/MSRB/SIPC

SCULLY CAPITAL SECURITIES CORPORATION'S EXEMPTION REPORT

Scully Capital Security Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers") (SEC File No. 8-38388). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision(k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the entire year ending June 30, 2018 without exception.

Scully Capital Security Corporation
I, Larry Scully, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Larry Scully
President
June 30, 2018

KAISER SCHERER & SCHLEGEL, PLLC

Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of Scully Capital Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Scully Capital Securities Corporation and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Scully Capital Securities Corporation for the year ended June 30, 2018, solely to assist you and SIPC in evaluating Scully Capital Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Scully Capital Securities Corporation's management is responsible for Scully Capital Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McLean, VA

August 22, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **6/30/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

38388 FINRA JUN
SCULLY CAPITAL SECURITIES CORP
1730 M ST NW STE 204
WASHINGTON, DC 20036-4534

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 847.92

B. Less payment made with SIPC-6 filed (**exclude interest**) (34.82)

1/23/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 813.10

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 813.10

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Scully Capital Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of July, 2018.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2017 and ending 6/30/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 565,285

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a ______

(5) Net loss from management of or participation in the underwriting or distribution of securities ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 565,285

2e. General Assessment @ .0015 $ 847.92

(to page 1, line 2.A.)